Exhibit 1.01

Conflict Minerals Report of British Telecommunications plc in accord with Rule 13p-1 under the Securities Act of 1934

Due Diligence

Below we describe the measures we have taken to exercise due diligence on the source and chain of custody of the conflict minerals necessary to the function or production of the products we manufacture or contract to manufacture, as the case may be.

This Conflict Minerals Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012, where a registrant has products that are DRC conflict undeterminable, and follows the guidance set out in the Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the SEC Division of Corporation Finance on April 29, 2014.

Phase 1 of our due diligence efforts:

We have issued to relevant suppliers a country of origin questionnaire, which is based upon that created by the globally recognised Conflict Free Sourcing Initiative (an initiative of the EICC and GeSI); we are a member of GeSI. This questionnaire forms the primary element of our due diligence process and was issued to all of our first level suppliers of ‘in-scope’ products (as described below under “Products”). We also have a global Conflict Minerals Policy - which we have made available to our suppliers – and internal guidance and training material to assist BT buyers in the sourcing and due diligence process.

We had a high supplier response rate to our country of origin questionnaire, receiving 95% of responses to our first request. Whilst suppliers demonstrated a commitment to our request through completion of the questionnaire, some responses have varied in their level of detail. Accordingly, we have conducted the follow-up diligence described under ‘Enhanced Due Diligence’ below.

We have confirmed to the suppliers that we will be continuing the sourcing questionnaire in year two of the programme (that is, the year commencing 1 January 2014) and will require answers from all of them.

We are often several levels removed from the smelters, so we continue to work closely with our suppliers, supporting them in their own due diligence efforts to determine the origin of the conflict minerals necessary to the function or production of the products they manufacture, contract to manufacture or supply to others. We have done this through the roll-out of a knowledge call, with additional written guidance, to all of our licensed buyers who are responsible for managing the respective relationships with the first level suppliers involved in the ‘in-scope’ products. This training has ensured that our buyers are equipped with the right knowledge to engage collaboratively with our suppliers on this requirement; supporting them where there are questions. We have also made our central Procurement lead and Group Compliance lead available to answer any more detailed questions which suppliers may raise, should our licensed buyers feel this would be of use in supporting our on-going relationship with our supply chain.

Phase 2: Enhanced Due Diligence:

We have undertaken enhanced due diligence on a number of suppliers, following analysis of the first set of returns. We took the decision to undertake enhanced due diligence where responses from some suppliers (i) did not provide us with enough detail as to the supplier’s own due diligence processes and progress to-date, or (ii) where we needed further clarification on the suppliers planned next steps, in commitment to the legislative requirements.

In this instance, we used a set of standard follow-up emails, explaining our reasons for requesting further information and providing a clear contact point should any assistance be required. We have also offered one to one calls, between our licensed buyers and their supplier contacts to help clarify any questions and demonstrate our commitment to supporting our suppliers. The returns from the enhanced due diligence have provided a clearer view of the level of application, by our first level suppliers, towards the principles of the conflict minerals legislation, and this step is additional to our annual sourcing questionnaire.

Where supplier responses identified use of conflict free smelters, we have checked these smelters against the EICC/GeSI lists as an additional form of validation.

Next Steps:

Our steps for the next year include building upon the enhanced due diligence, continuing to review our list of ‘in-scope’ products and supporting the wider dialogue regarding sourcing of conflict minerals through our involvement in a number of industry forums including the Conflict Free Sourcing Initiative. We are also working to implement a specific conflict minerals clause in certain supplier contracts.

Products

Under the Rules, we are required to make a determination where the conflict minerals may be found in products which we manufacture or ‘contract to manufacture’. Against this requirement, for the first year of our conflict minerals compliance programme, we have determined a set of products as “in scope”. The below list is not an exhaustive list of these products; it details our primary categories, with some of the relevant products within those categories, to give a view of the year one scope of our programme:

Products manufactured by BT or its subsidiaries:

•	BT Cable products – BT Cables Limited, a wholly owned subsidiary of BT Group manufactures copper cables to a global customer base. The cables are primarily for communications and railway use. Of the four conflict minerals, tin is of the most interest, as it is used in the production of tinned solid copper. Certain products are galvanised with a zinc-tin alloy coating.

BT branded products (contracted to manufacture):

•	BT Consumer, Customer Premises Equipment products, where all four metals are flagged as included in these products:

•	The BT Vision Box (a set top box that enables customers to access TV channels through their broadband), BT-branded Hubs (internet and wi-fi routers), BT-branded Baby Monitors and BT-branded Phones.

•	Plusnet branded products - Plusnet is a wholly owned subsidiary of BT Group, selling primarily a range of telephony and broadband products. Out of the range of Plusnet branded products only a Plusnet branded modem is in our scope for ‘contracted to manufacture’ products this year.

•	Openreach branded modem - Openreach is a BT Group business. The suppliers involved with the modem flagged all four metals as included in this product.

•	BT Unified Trading - BT Trading Desks. Unified Trading provides communications to and within the financial services markets, over multiple channels. In the responses of the suppliers we have contacted, the most common metals flagged were tin and gold, but some suppliers gave a response which flagged all four metals are in use.

We continue to assess our ‘in-scope’ list, in support of the principles of the conflict minerals legislation. As described under “Due Diligence” above, in our due diligence procedures we have sought to determine the source of the conflict minerals to the extent reasonably practicable, particularly given the attenuated nature of our location in the supply chain relative to the initial sourcing of the conflict minerals. Where our first level suppliers have not provided us with sufficient information regarding their supply chains we have followed up with them to obtain more information.